eNucleus Closes on Asset Acquisition from Acrux LLC


Chicago, IL, May 27, 2005--eNucleus, Inc. (OTC: ENUI.OB), a provider of niche proprietary supply chain software and service solutions, announced today that it has acquired the assets of Acrux LLC, a privately held provider of integrated java-based educational management software systems. The terms of the agreement call for the transfer of 350,000 common shares to Acrux and a payment of 10% of asset related and qualified revenue for the next two years (up to $2.5 million). Unaudited 2004 revenues for Acrux were approximately $1.2 million.

Acrux financial management software programs manage $580 million in education budgets and more than 50,000 students for K-12 and higher education in the Midwest. The financial software provides a wide range of day-to-day administrative functions, information tracking and reporting capabilities. Acrux's Integrated Student Management System
(ISMS) allows users to manage, store and access student data through their existing networks.

John Paulsen, CEO of eNucleus, said: "Our Company and our customers will derive multiple benefits with the addition of Acrux software to our product suite. We will now be able to offer integrated student and financial management software programs to educational users nationwide and we anticipate that the Acrux applications will both expand our customer base and yield integration benefits to us, particularly with Tendercity(TM), our newly acquired RFP platform."

About eNucleus
eNucleus (www.enucleus.com) is a supply-chain management applications company that delivers proprietary software solutions via license and managed hosting for the Global 1000, SME, and educational markets. The seamless and immediate exchange of critical business information provided by our software solutions allows our clients to run their businesses with maximum efficiency and profitability. For more information on eNucleus solutions, go to www.enucleus.com.

Forward-Looking Statements
The information contained in this press release, including any "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 contained herein, should be reviewed in conjunction with the Company's annual report, financial filings and other publicly available information regarding the Company, copies of which are available from the Company upon request as well as with its periodic SEC filings. Such publicly available information sets forth many risks and uncertainties related to the Company's business and such statements, including risks and uncertainties related to that are unpredictable and outside of the influence and/or control of the Company.

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